Exhibit 99.74

NURAN WIRELESS INC.

NOTICE OF CHANGE OF AUDITORS

To:	Zeifmans LLP

And to:	Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs/Madams:

Re:     Notice Regarding Change of Auditor

Notice is hereby given that NuRAN Wireless Inc. (the "Company" or "NuRAN") has accepted the resignation of Zeifmans LLP from Toronto, Ontario (the "Predecessor Auditor") effective January 13th, 2026 and that SRCO Professional Corporation (the "Successor Auditor") has agreed to act as the Company's auditor effective January 13th, 2026.

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Company reports that:

1.	the Predecessor Auditor resigned, on its own initiative effective January 13th, 2026
2.	This Notice and letters from the Former Auditor and the Successor Auditor have been reviewed by the Company’s Audit Committee;
3.	the resignation of the Predecessor Auditor was considered by the Board of directors of the Company;
4.	there were no reservations nor was there a modified opinion in the Predecessor Auditor’s reports in connection with the audits of the two most recently completed fiscal years and any period subsequent to the most recently completed fiscal year for which an audit report was issued and preceding the date of expiry of the former auditor’s term of office; and
5.	in the Corporation’s opinion, there have been no “reportable events”, as that term is defined in NI 51-102, between the Company and the Former Auditor preceding the resignation, and as of the date of this notice.

DATED as of the 14th day of January, 2026.

NURAN WIRELESS INC.

Per: /s/ "Brendan Purdy"

Brendan Purdy

Board Chair